

December 28, 2011

Via E-mail
Michael Pruitt
Chief Executive Officer
Chanticleer Holdings, Inc.
11220 Elm Lane, Suite 203
Charlotte, NC 28277

>   **Re: Chanticleer Holdings, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed December 2, 2011 and amended on December 8, 2011**
>   **File No. 333-178307**

Dear Mr. Pruitt:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your balance sheet disclosure on page 50, as well as your disclosure regarding your investments beginning on page 60. It appears that a large percentage of your assets consist of investment securities. Please provide your analysis as to why the company is not an investment company under the Investment Company Act of 1940.

Calculation of Registration Fee, page (i)

2.   In the "one warrant to purchase one share of common stock" line under the representative's warrants, you reference footnote (4); however, there is no actual footnote (4). Please revise.

Prospectus Summary, page 1

Our Business, page 1

3.   Refer to the first sentence in the Overview section. Please briefly describe the reason(s) for your shift in focus from managing investments to owning and operating Hooters franchises. Please also discuss your other business segments, including your management and consulting services, insurance and specialized financial services, and your investment management business, all of which you discuss on page 32. Please describe the breakdown of resources (both monetary and human resources) among these different areas of your business.

4.   We note your chart on page 1. Please revise to include a chart depicting your current operational structure. In addition, please disclose, by footnote or otherwise, what will be included in your "Investment Related Opportunities" post-offering.

Other Income, page 23

5.   We note your disclosure in the third paragraph on page 24 regarding "a loss resulted during the quarter as a result of adjustments that were made when a number of obligations were discovered upon completion of an internal review." Please expand your disclosure to describe these adjustments and obligations in more detail.

Competition, page 34

6.   Please expand this disclosure to discuss the other areas of your business. Please refer to comment three (3) above.

Certain Relationships and Related Transactions, page 38

7.   We note your disclosure in this section, as well as your statement that you have earned income from and made advances to related parties. To the extent not already disclosed, please briefly describe the business purposes for each of these transactions.

Part II: Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities

8.   Please revise this section to provide the identities of any related parties to whom you sold unregistered securities.

Item 16. Exhibits and Financial Statement Schedules, page 106

9.   Please file all required exhibits as promptly as possible. We will review the exhibits prior
        to granting effectiveness of the registration statement and may have further comments after
        our review. If you are not in a position to file your legal opinion with the next amendment,
        please provide a draft copy for us to review.

Item 17. Undertakings, page 106

10.   Please revise to include the undertakings required by Item 512(i) of Reg. S-K, or,
        alternatively, tell us why this is not appropriate.

Signatures, page 109

11.   Please include the signature of your principal accounting officer or controller. See
        Instruction 1 to the Signatures on Form S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filing to be certain that the filing includes the information the Securities Act of 1933 and all
applicable Securities Act rules require. Since the company and its management are in possession of
all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing
        effective, it does not foreclose the Commission from taking any action with respect to the
        filing;

    •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

    •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation of
the fact that those requesting acceleration are aware of their respective responsibilities under the
Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Angela McHale, Attorney-Advisor, at (202) 551-3402 or me at (202) 551-3233 with any other questions.

                                  Sincerely,

                                  /s/ Tom Kluck

                                  Tom Kluck
                                  Branch Chief

Cc: Clint Gage
        Roetzel & Andress